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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-8422

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Countrywide Financial Corporation 401(k) Savings and Investment Plan c/o Countrywide Financial Corporation Human Resources: Benefits Department 35 North Lake Avenue MS 55-56 Pasadena, CA 91101
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Countrywide Financial Corporation 4500 Park Granada Calabasas, CA 91302

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COUNTRYWIDE FINANCIAL CORPORATION 401(k) Savings and Investment Plan
Date: June 27, 2008	/s/ MARSHALL M. GATES
Senior Managing Director and Chief Administrative Officer Countrywide Financial Corporation

Financial Statements and Report of
Independent Registered Public Accounting Firm

COUNTRYWIDE FINANCIAL CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN
December 31, 2007 and 2006

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS—DECEMBER 31, 2007 and 2006	5
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS—YEARS ENDED DECEMBER 31, 2007 and 2006	6
NOTES TO FINANCIAL STATEMENTS	7-12
SUPPLEMENTAL SCHEDULE:
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)—DECEMBER 31, 2007	13
EXHIBIT INDEX	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Countrywide Financial Corporation
401(k) Savings and Investment Plan

        We have audited the accompanying statements of net assets available for benefits of the Countrywide Financial Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Los Angeles, California
June 27, 2008

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(in thousands)

	December 31,
	2007	2006
ASSETS
Investments, at fair value:
Stock mutual funds	$711,035	$620,818
Countrywide Financial Corporation Unitized Stock Fund	83,426	349,995
Money market mutual funds	69,767	56,750
Participant loans	41,270	33,703

Total investments	905,498	1,061,266

Contributions receivable:
Employer's	15,909	11,415
Participants'	5,370	6,217

Total contributions receivable	21,279	17,632

Net assets available for benefits	$926,777	$1,078,898

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2007 and 2006

(in thousands)

	Year ended December 31, 2007	Year ended December 31, 2006
Additions:
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(254,139)	$108,454
Dividends	43,030	30,488
Interest	3,054	1,957

	(208,055)	140,899

Contributions:
Participants'	148,355	145,551
Participant rollovers	20,452	24,349
Employer's	51,864	47,565

	220,671	217,465

Total additions	12,616	358,364

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(164,161)	(89,297)
Administrative expenses	(576)	(504)

Total deductions	(164,737)	(89,801)

Net increase (decrease)	(152,121)	268,563
Net assets available for benefits:
Beginning of year	1,078,898	810,335

End of year	$926,777	$1,078,898

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF PLAN

        The following description of the Countrywide Financial Corporation (the Company) 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan's provisions.

A.
General

        The Plan is a defined contribution plan covering all employees of the Company immediately upon their hire date if they are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.
Contributions

        Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan document. Participants who have attained age 50 before the end of the Plan year, are eligible to make catch-up contributions. Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans. Highly compensated employees are currently limited to contributions equal to six percent of pretax annual compensation. Participant contributions are subject to Internal Revenue Code limitations.

        Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 19 mutual funds, a money market mutual fund and a unitized stock fund as investment options for participants.

        The Company makes a discretionary matching contribution currently equal to 50 percent of the first six percent of eligible earnings, as defined in the Plan, that the participant contributes. Contributions are subject to certain limitations. During the years ended December 31, 2007 and 2006, the Company's discretionary matching contributions were made entirely in Company common stock. Effective October 17, 2006, the Plan was amended to allow participants the option to re-direct the discretionary matching contribution once Company common stock has been allocated to the participant accounts. Accordingly, as of December 31, 2007 and 2006 participants are able to re-direct such contributions.

        Effective January 1, 2006, the Plan was amended to include a discretionary Profit Sharing contribution to eligible participants. Eligible participants are participants who were hired on or after January 1, 2006, and are therefore not eligible to participate in the Company's Defined Benefit Pension Plan, and have completed one year of service and are actively employed on the last day of the year. The contribution in 2007 was 2% of eligible compensation, funded in cash.

        The contribution for 2007 was funded in March 2008, in the amount of $5,851,495 in cash and $8,211 from the forfeiture account. The amount of $5,851,495 is included in contributions receivable from employer on the accompanying Statements of Net Assets Available for Benefits as of December 31, 2007. The contribution for 2006 was funded in March 2007, in the amount of $550,780 from the forfeiture account. Participants who receive the discretionary Profit Sharing contribution begin vesting after one year of service and are fully vested after five years. The discretionary Profit Sharing contributions are allocated in the participants' accounts based on their investment elections.

        During 2006, the Company common stock that was contributed by the Company for its discretionary match was based on the average of the closing price for the last five business days of the calendar quarter for which the contributions were made. Effective January 1, 2007, the Plan was amended such that the value of Company common stock was based on the closing price for the last business day of the quarter for which the contributions were made.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF PLAN (Continued)

C.
Participant Accounts

        Each participant's account is credited with the participant's contribution, discretionary matching contribution, Limited Profit Sharing contribution (if eligible), and an allocation of earnings or losses. Allocations of Plan earnings or losses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D.
Vesting

        Participants are immediately vested in their voluntary contributions plus actual earnings or losses thereon. Vesting in the Company's discretionary matching contribution and discretionary Profit Sharing contribution portions of their accounts plus actual earnings or losses thereon is based on years of service. Participants begin vesting in Company contributions after one year of service and are fully vested after five years of service.

E.
Participant Loans Receivable

        Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their total vested account balances. Loan terms may range up to 15 years for the purpose of purchasing a primary residence, and up to five years for all other purposes. The loans are secured by the balance in the participant's account and earn interest at rates established by the Plan administrator. The current interest rates of participant loans receivable ranges from 4.0% to 11.5%. Principal and interest is paid through payroll deductions.

F.
Payment of Benefits

        On termination of service before the normal retirement age of 65, distribution of the vested benefits is determined based on a participant's account balance:

  •
  If a participant's total vested benefit value is greater than $5,000, a participant may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant's account.

  •
  If a participant's total vested benefit value is between $1,000 and $5,000 and the participant does not elect to rollover or receive distribution of their vested benefits the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a direct rollover to an individual retirement plan designated by the administrator.

  •
  If a participant's total vested benefit value is $1,000 or less and the participant does not elect to rollover or receive the distribution, the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a lump sum.

On termination of service due to death, disability or normal retirement, participants or their beneficiaries may elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS (Continued)

NOTE 1—DESCRIPTION OF PLAN (Continued)

G.
Forfeited Matching Contributions

        Activity in forfeited non-vested accounts is summarized below:

	Years ended December 31,
	2007	2006
Balance, beginning of period	$6,749,719	$2,510,753
Forfeitures	3,980,372	3,622,020
Investment (losses) gains	(3,674,817)	1,040,089
Administrative expenses	(167,248)	(211,577)
Forfeitures used to fund employer contributions	(4,669,382)	(211,566)

Balance, end of period	$2,218,644	$6,749,719

        Subsequent to December 31, 2007, the Plan used $143,382 of forfeited non-vested accounts to reduce the Company's fourth quarter employer contribution.

NOTE 2—SUMMARY OF ACCOUNTING POLICIES

A.
Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

B.
Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company's Unitized Stock Fund includes shares of the Company's common stock, which is valued at its quoted market price, and may also include interest-earning cash for pending transactions and accruals for income earned and benefits payable. Participant loans receivable are valued at amortized cost which approximates estimated fair value.

        Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date.

C.
Payment of Benefits and Administrative Expenses

        Benefits are recorded when paid. The Company may pay administrative expenses of the Plan, with the exception of costs incurred for loans, which are paid by participants who have loans.

D.
Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that materially affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

E.
Risks and Uncertainties

        The Plan invests in various types of investment securities, including mutual funds and Countrywide Financial Corporation common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF ACCOUNTING POLICIES (Continued)

Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

        Certain mutual funds offered by the Plan invest in the securities of foreign companies, which involve additional risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

        As of December 31, 2007 and 2006, approximately 9% and 33%, respectively, of total Plan investments were invested in Countrywide Financial Corporation Unitized Stock.

F.
Recently Issued Accounting Pronouncements

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management believes that the Plan's adoption of the provisions of SFAS 157 will not have a material impact on the financial position of the Plan.

        In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of FASB Statement No. 109, Accounting for Income Taxes (SFAS 109), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plans adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

G.
Reclassification

        Certain reclassifications have been made to the 2006 financial statements to conform to the current year presentation. Primarily, amounts previously presented as non-participant directed and participant directed employer matching contributions of Company Stock are now combined in the accompanying Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits, as all amounts at December 31, 2007 and 2006 are participant directed based on the Plan amendment discussed in Note 1B. Management believes that this reclassification does not have a material effect on the financial position of the Plan.

        For the year ended December 31, 2006, contributions approximating $14,873,547 plus investment income on non-vested employer matching contributions, were non-participant directed prior to the Plan amendment discussed in Note 1B.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS (Continued)

NOTE 3—INVESTMENTS

        The Plan's investments are held in a trust fund administered by Fidelity Investments. The fair values of investments that represented five percent or more of the Plan's net assets consisted of the following:

		December 31,
Investment Name	Investment Description	2007 Fair Value	2006 Fair Value
		(in thousands)
Fidelity Diversified International Fund	Stock Mutual Fund	$131,924	$102,021
LSV Value Equity Fund	Stock Mutual Fund	100,914	103,921
Countrywide Financial Corporation Unitized Stock Fund	Unitized Stock Fund	83,426	349,995
Spartan U.S. Equity Index Fund	Stock Mutual Fund	81,096	77,169
Loomis Growth Fund Class A	Stock Mutual Fund	79,972	74,297
Fidelity Retirement Money Market Portfolio	Money Market Mutual Fund	69,767	56,750
PIMCO Total Return Fund	Stock Mutual Fund	63,254	55,746
Wasatch Small Cap Growth Fund	Stock Mutual Fund	54,898	50,594	*
Fidelity Freedom 2030	Stock Mutual Fund	51,615	44,784	*
All investments less than 5% of Plan net assets	Various	188,632	145,989

Total investments		$905,498	$1,061,266

*
Less than 5% of Plan net assets included for comparative purposes for 2006

        The Plan's investments (including gains and losses on investments bought and sold during the year) depreciated in value by approximately $254,139,000 during 2007 and appreciated in value by approximately $108,454,000, during 2006, as follows:

	Years Ended December 31,
	2007	2006
	(in thousands)
Countrywide Financial Corporation Unitized Stock Fund	$(270,212)	$72,658
Stock mutual funds	16,073	35,796

Net (depreciation) appreciation in fair value of investments	$(254,139)	$108,454

NOTE 4—RELATED PARTY TRANSACTIONS

        Certain Plan investments consist of shares of mutual funds managed by Fidelity Investments and shares of common stock of Countrywide Financial Corporation. Fidelity Investments is the trustee and Countrywide Financial Corporation is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO THE FINANCIAL STATEMENTS (Continued)

NOTE 5—PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their Employer contributions.

NOTE 6—TAX STATUS

        The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). Amendments to the Plan have been made subsequent to the date of the IRS determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the requirements of the Code.

        During 2008, the Company identified certain operational errors. The Plan Sponsor intends to correct such errors and management believes that such errors will not have a material effect on the Plan's financial position or an adverse effect on the Plan's qualified status.

NOTE 7—SUBSEQUENT EVENTS

        Subsequent to December 31, 2007, as detailed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2008, and the Proxy Statement/Prospectus dated May 28, 2008 and filed by Bank of America Corporation ("Bank of America") pursuant to Rule 424(b)(5) (Registration No. 333-149204) under the Securities Act of 1933 on May 29, 2008, the Company entered into an agreement and plan of merger (the "Merger Agreement") with Bank of America. The Merger Agreement provides for the company to merge (the "Merger") with and into a wholly-owned merger subsidiary of Bank of America ("Merger Sub"), with Merger Sub continuing as the surviving company.

        The terms of the Merger Agreement provide for the conversion of each share of the Company common stock into 0.1822 of a share of Bank of America common stock. Consummation of the Merger, which is currently anticipated to occur in the third quarter of 2008, is subject to certain conditions, including, among others, the Company stockholder and regulatory approvals. Bank of America received approval of the Merger from the Board of Governors of the Federal Reserve System on June 5, 2008. The Company stockholders approved the Merger on June 25, 2008.

        Subsequent to December 31, 2007, due to the continued unfavorable market conditions in which the Company operates and the resulting impact on its financial results, the fair value of units held by the Plan in the Company's Unitized Stock Fund decreased from $9.11 with 9,160,472 units held as of December 31, 2007 to $5.19 with 11,777,416 units held as of June 25, 2008. Quoted market prices for Countrywide common stock were $8.94 and $4.58 at December 31, 2007 and June 25, 2008, respectively.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

(in thousands)

Identity of Investment	Description of Investment	Cost	Fair Value
Stock Mutual Funds:
LSV Asset Management	5,867,101 shares LSV Value Equity Fund	$106,732	$100,914
Fidelity Investments*	3,306,376 shares Fidelity Diversified International Fund	112,118	131,924
Fidelity Investments*	1,562,545 shares Spartan U.S. Equity Index Fund	68,923	81,096
Loomis Sayles	10,792,498 shares Loomis Growth Fund Class A	64,747	79,972
Pacific Investment Management Company	5,917,112 shares PIMCO Total Return Fund	62,319	63,254
Wasatch Funds	1,550,344 shares Wasatch Small Cap Growth Fund	57,804	54,898
Fidelity Investments*	3,124,420 shares Fidelity Freedom 2030 Fund	46,961	51,615
Fidelity Investments*	2,547,943 shares Fidelity Freedom 2020 Fund	37,495	40,283
Fidelity Investments*	4,653,517 shares Fidelity Freedom 2040 Fund	42,620	45,279
Fidelity Investments*	1,305,893 shares Fidelity Freedom 2010 Fund	18,435	19,353
Nuveen Investments	328,856 shares Nuveen NWQ Small Cap Value Fund	8,943	8,425
Fidelity Investments*	480,778 shares Fidelity Freedom Income Fund	5,476	5,505
Fidelity Investments*	315,643 shares Fidelity Freedom 2000 Fund	3,883	3,905
Fidelity Investments*	624,509 shares Fidelity Freedom 2035 Fund	8,485	8,543
Fidelity Investments*	586,085 shares Fidelity Freedom 2025 Fund	7,704	7,725
Fidelity Investments*	433,057 shares Fidelity Freedom 2015 Fund	5,428	5,400
Fidelity Investments*	61,045 shares Fidelity Freedom 2005 Fund	730	720
Fidelity Investments*	75,815 shares Fidelity Freedom 2045 Fund	896	861
Fidelity Investments*	119,231 shares Fidelity Freedom 2050 Fund	1,427	1,363

	Subtotal Stock Mutual Funds	661,126	711,035

Money Market Mutual Funds:
Fidelity Investments*	69,766,948 shares Fidelity Retirement Money Market Portfolio	69,767	69,767

	Subtotal Money Market Mutual Funds	69,767	69,767

Unitized Stock Fund:
Countrywide Financial Corporation*	9,160,472 shares unitized stock	184,215	83,426

	Subtotal Unitized Stock Fund	184,215	83,426

Participant Loans:
Participant Loans*	7,165 participant loans with annual interest rates ranging from 4.0% to 11.5% and maturing through January 15, 2023	—	41,270

	Subtotal Participant Loans	—	41,270

Total Investments		$915,108	$905,498

*
Party-in-interest

EXHIBIT INDEX

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm

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SIGNATURE
TABLE OF CONTENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Countrywide Financial Corporation 401(k) Savings and Investment Plan STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (in thousands)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Years ended December 31, 2007 and 2006 (in thousands)
Countrywide Financial Corporation 401(k) Savings and Investment Plan NOTES TO THE FINANCIAL STATEMENTS
Countrywide Financial Corporation 401(k) Savings and Investment Plan SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2007 (in thousands)
EXHIBIT INDEX